Summary of changes made by Société Générale SA ("SG SA") on its Form SBSE-A Filed with the SEC on 11/22/2024.

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on 11/22/2024 to:

1- Update its Form SBSE-A Contact Information.
2- Update its response to Item 3C to simplify the language surrounding SG's substituted compliance.
3- Update Schedule B, Section II – Item 13B updated with termination dates for 1 Broker/Execution platform arrangement and 1 Central Clearing House.
4- Update Item 18 to reflect a change in the number of Principals.
5- Update Schedule A, Principal's information.
6- Provide an updated version of its Swap Dealer Registration Form (NFA Form 7R). .

SG SA has also reattached the previous French and UK legal opinion which remain unchanged.

If you have any questions, do not hesitate to contact John Nicholas at john.nicholas@sgcib.com.

Thank you for your assistance in this matter.